Filed Pursuant to Rule 253(g)(2)
File No. 024-10927

FUNDRISE INCOME EREIT III, LLC

SUPPLEMENT NO. 1 DATED MARCH 19, 2019
TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT III, LLC (“we”, “our” or “us”), dated December 21, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 13, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Senior Mortgage Loan – Water Dagger, LLC

On March 13, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a principal balance of $2,745,000 (the “Hampton Senior Loan”). The borrowing entity, Water Dagger, LLC, a South Carolina LLC (“Water Dagger”), used the loan proceeds to acquire a mix of several undeveloped land parcels totaling approximately 15.26 acres located at Hampton Ave., Greenville, SC 29601 (the “Hampton Property”). Water Dagger is expected to begin the process of entitling the sites for approximately 156 apartment units with the potential for up to approximately 200 apartment units.

Water Dagger is managed by Urban Realty Partners (“URP”), which owns and operates over 100,000 square feet of commercial real estate within the Atlanta metropolitan statistical area estimated at a value over $50M.

The Hampton Senior Loan bears an interest rate of 5.5% per annum, with an amount equal to 5.5% per annum accruing until the maturity date of March 13, 2020 (the “Hampton Senior Loan Maturity Date”). In addition, we received an origination fee of approximately 2.0% of the Hampton Senior Loan, which, when taken together with the interest rate, results in an estimated aggregate economic return of approximately 7.5% per annum.

Mark Riley, a principal of URP, has provided customary carve-out and springing guarantees.

As of its closing date, the Hampton Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 95.0%. The LTC ratio is the amount of the Hampton Senior Loan divided by the cost incurred from the property purchase and expected entitlement and closing costs. We generally use LTC to define leverage for ground-up development properties. There can be no assurance that such estimated costs will prove to be accurate.

The Hampton Property is located in Greenville, SC, approximately 1.3 miles from downtown Greenville on the Swamp Rabbit Trail.  The property is located across from Hampton Station, a mixed-use redevelopment that includes a diverse array of tenants, including a brewery, CrossFit studio, office, arts, startup and shared office space as well as unique independent food providers.